SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2014

FINANCIAL AND OPERATING REPORT

Mexico City, July 21, 2014 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2014.

•        América Móvil continues to move ahead with its investment program geared towards convergence throughout the region, seeking to substantially increase the speed and capacity of our fixed and mobile networks. For this purpose we are deploying fiber optic networks across the board as well as cable to the home. On the mobile front we are rolling out 4G networks in various countries, growing our 3G footprint, and broadening the reach of fiber connections available to our cell sites. The submarine cable we built to link the South American block through Fortaleza in Brazil to the Caribbean, and Yucatan to Florida will begin operations this quarter.

•        América Móvil had 338.7 million accesses at the end of June, 3.0% more than a year before. This figure includes 31.6 million landlines, 20.0 million broadband accesses, 20.3 million PayTV units, and 266.9 million wireless subscribers. The latter considers in most of our markets all clients that have remained active for at least 30 days originating or receiving calls.

•        Our wireless subscriber base rose 1.8% from the year before while our fixed-RGUs, which reached 71.8 million at the end of June rose 7.5%. We added 1.2 million RGUs in the quarter of which 608 thousand were PayTV units and 364 thousand broadband accesses.

•        Second quarter revenues of 202.6 billion pesos were up 4.0% year-on-year. At constant exchange rates, service revenues were up 5.8% driven by both mobile data revenues and PayTV revenues.

•        EBITDA of 66.6 billion pesos was up 2.4% in peso terms and 4.7% at constant exchange rates. The EBITDA margin for the quarter came in at 32.9%.

•        We obtained an operating profit of 39.2 billion pesos. It was down 3.3% year-on-year due to an increase of depreciation and amortization charges linked to higher levels of investment.

•        Our comprehensive financing cost was down 34.3% to 13.7 billion pesos as we obtained a foreign exchange profit of 3.1 billion in the quarter. Net income expanded 32.7% year-on-year to 18.8 billion pesos. It was equivalent to 27 peso cents per share or 42 dollar cents per ADR.

•        Since December we obtained 5.7 billion pesos in net proceeds from the sale of part of our stake in KPN and the purchase of ownership interests in TKA and Start Wireless Group. This, together with our cash flow, allowed us to fund capital expenditures of 45.6 billion pesos, to reduce our net debt by 30.9 billion pesos to 412.3 billion pesos, and to buy back 15.9 billion pesos of our own stock.

América Móvil Fundamentals (IFRS)

	2Q14	2Q13	Var. %
EPS (Mex$)(1)	0.27	0.19	40.3%
Earning per ADR (US$)(2)	0.42	0.31	34.4%
Net Income (millions of Mex$)	18,833	14,193	32.7%
Average Shares Outstanding (billion) (3)	69.45	73.44	-5.4%
Average ADRs Outstanding (millions) (4)	465	601	-22.5%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

On May 15th, we launched a public tender offer to acquire all outstanding shares of Telekom Austria (TKA) not held by OIAG. The offer expired on July 10th and AMX obtained almost 104 million shares, equivalent to 23.47% of the share capital of Telekom Austria, at a cost of 743.4 million euros. AMX now holds a stake of approximately 50.80% in the Austrian operator. Before the expiration of the offer we had met all the regulatory conditions in Austria and 6 other countries in Central Europe where TKA operates.

On June 27th, our Board of Directors authorized Inmobiliaria Carso and Control Empresarial de Capitales, both of which are AMX’ shareholders, to acquire from AT&T 5,739,341,928 Series “AA” shares representing 23.81% of AMX’s voting stock or 8.27% of our capital stock.

On July 8th, we were authorized by our Board of Directors to implement various measures to reduce our national market share in the Mexican telecommunications market to under 50% in order to cease to be a “preponderant economic agent”. It is desired that the assets be sold to a strong carrier willing to invest and compete in the Mexican market. The sale of Telcel’s and Telmex’ assets is contingent upon AMX receiving the necessary assurances from the Mexican regulator to the effect that it would no longer be subject to specific asymmetric regulation and that it would be allowed to provide convergent services. It is also contingent upon the assets being sold at market conditions. The Board also decided that all cellular sites, including towers and related passive infrastructure, are to be separated from Telcel for their corresponding operation and commercialization to all interested parties.

América Móvil’s Subsidiaries as of June 2014

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	97.8%	Global Consolidation Method
	Sección Amarilla (1)	other	97.8%	Global Consolidation Method
	Telvista	other	89.0% (2)	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	99.6%	Global Consolidation Method
Brazil	Claro	wireless	100.0%	Global Consolidation Method
	Embratel(1)	wireline	95.8%	Global Consolidation Method
	Net	Cable	92.5%	Global Consolidation Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Colombia	Claro	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.3%	Global Consolidation Method
Costa Rica	Claro	wireless	100.0%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	97.8%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	95.8%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	99.3%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.6%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA	Tracfone	wireless	98.2%	Global Consolidation Method
Netherlands	KPN	wireless/wireline	22.6%	Equity Method
Austria	Telekom Austria	wireless/wireline	27.2%	Equity Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.77%
(2) AMX owns directly 45%and 45% through its subsidiary Telmex

Total Accesses

At the end of June we had 338.7 million accesses, 3.0% more than a year before. This figure includes 266.9 million wireless subscribers, 31.6 million landlines, 20.0 million broadband accesses and 20.3 million PayTV units. On the fixed-line division, RGUs were up 7.5% over the prior year with PayTV rising 13.7%, whereas on the wireless platform our subscriber base increased 1.8%. Our largest operation, Brazil, reached 103.3 million accesses in June reflecting an increase of 6.2% compared with the year before.

Wireless Subscribers

Our wireless subscriber base finished June with 266.9 million clients, 1.8% more than a year before. In the postpaid segment, we reached 43.9 million subscribers by the end of the quarter, 7.8% more than in the year-earlier quarter after net gains of 524 thousand subscribers, including 207 thousand in Brazil and 121 thousand in Mexico.

Mexico represents around 27% of our wireless subscriber base, followed by Brazil at 26%, with Colombia accounting for almost 11% of our clients and the U.S. 9.6%. The Argentinean and the Central America-Caribbean blocks represent 8.2% and 7.6%, respectively, while Ecuador and Peru contribute 4.5% each.

Wireless Subscribers as of June 2014
Thousands
	Total(1)
Country	Jun'14	Mar'14	Var.%	Jun'13	Var.%
Mexico	71,282	73,343	-2.8%	71,965	-0.9%
Brazil	68,776	68,749	0.0%	66,472	3.5%
Chile	5,781	5,870	-1.5%	6,275	-7.9%
Argentina, Paraguay and Uruguay	21,903	21,936	-0.2%	21,529	1.7%
Colombia	29,109	29,210	-0.3%	27,805	4.7%
Ecuador	12,226	12,145	0.7%	11,700	4.5%
Peru	12,086	12,030	0.5%	11,212	7.8%
Central America* and The Caribbean	20,185	23,409	-13.8%	16,140	-10.8%
USA	25,519	25,511	0.0%	23,038	10.8%
Total Wireless Lines	266,866	272,204	-2.0%	262,043	1.8%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

Our fixed-RGUs reached 71.8 million at the end of June having increased by 1.2 million new accesses in the quarter. Half of the new RGUs are PayTV units—our fastest-growing division—while 364 thousand were broadband accesses. In our international markets we added 309 thousand landlines.

Following a 12.2% increase in our Brazilian base to 34.5 million units at the end of June, Brazil concentrates 48% of our fixed-RGUs, with PayTV and broadband accesses rising 14%, and fixed-voice accesses growing 8.2%. It is important to highlight that 68.1% of our new accesses in Brazil were bundled under triple-play packages.

In Mexico our fixed RGUs represent 31% of the total. We continued to lose voice lines, but managed to increase our broadband base by 3.7% year-on-year.

Our operations in Central America-Caribbean accounted for 9% of our fixed clients and those in Colombia for 7%. The former increased 6.9% from the prior year while the latter increased 12.3%.

Fixed-Line and Other Accesses (RGUs) as of June 2014

Thousands
Total
Country	Jun'14	Mar'14	Var.%	Jun'13	Var.%
Mexico	22,257	22,311	-0.2%	22,426	-0.8%
Brazil	34,503	33,597	2.7%	30,757	12.2%
Colombia	5,050	4,932	2.4%	4,497	12.3%
Ecuador	333	322	3.2%	277	20.3%
Peru	1,148	1,091	5.2%	931	23.2%
Argentina, Uruguay and Paraguay	583	568	2.6%	486	20.0%
Chile	1,222	1,200	1.8%	1,155	5.8%
Central America and Caribbean	6,749	6,633	1.7%	6,315	6.9%
Tolal RGUs	71,844	70,655	1.7%	66,844	7.5%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

The onset of a tough winter in the U.S. and its significant impact on U.S. economic activity led the way for a second quarter marked by greater financial stability with interest rates coming off in the main financial markets. That paved the way for a recovery of emerging market assets from the losses suffered at the turn of the year and through most of January. Economic trends throughout Latin America remained mostly unchanged from the first three months of the year.

Second quarter revenues totaled 202.6 billion pesos, 4.0% more than a year before, with service revenues expanding 3.6%. At constant exchange rates, service revenues were up 5.8% with both mobile data revenues and PayTV revenues expanding at a rate of approximately 18.8%. Fixed-voice revenues continued to reduce their rate of decline—to -1.7% in the second quarter from -3.2% in the first one—but mobile voice revenues deteriorated as they went from an annual growth rate of -0.8% in the first quarter to -3.3% in the second one. This deterioration had mostly to do with the implementation of new regulatory measures in Mexico, the introduction of new competitive plans in Colombia, and the reduction of termination rates in Brazil and Chile.

EBITDA came in at 66.6 billion pesos in the second quarter. It was up 2.4% year-on-year in nominal peso terms and 4.7% at constant exchange rates. We obtained an operating profit of 39.2 billion pesos that was 3.3% down from the year-earlier quarter on account of depreciation and amortization charges increasing 12.0% in the period. The increase in depreciation charges reflects our increased levels of investment practically across the board.

Our comprehensive financing cost was down 34.3% from the year before to 13.7 billion pesos even though net interest expenses were up 16.3% because of higher levels of net debt. But this quarter we obtained a foreign exchange profit of 3.1 billion pesos as compared to a loss in the year-earlier quarter. Other financial expenses totaled 9.9 billion pesos, including a 3.7 billion pesos charge associated with the sale of a part of our KPN stake.

Our net income reached 18.8 billion pesos, equivalent to 27 peso cents per share or 42 dollar cents per ADR. It was up 32.7% year-on-year.

América Móvil's Income Statement (IFRS)
Millions of Mexican pesos
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Service Revenues	180,664	174,344	3.6%	356,544	348,867	2.2%
Equipment Revenues	21,971	20,456	7.4%	41,530	38,892	6.8%
Total Revenues	202,635	194,800	4.0%	398,074	387,760	2.7%

Cost of Service	61,214	58,159	5.3%	120,498	118,411	1.8%
Cost of Equipment	31,095	29,519	5.3%	60,343	57,011	5.8%
Selling, General & Administrative Expenses	41,690	39,963	4.3%	81,659	79,424	2.8%
Others	2,005	2,118	-5.3%	4,054	4,053	0.0%
Total Costs and Expenses	136,004	129,759	4.8%	266,555	258,900	3.0%

EBITDA	66,631	65,042	2.4%	131,519	128,860	2.1%
% of Total Revenues	32.9%	33.4%		33.0%	33.2%

Depreciation & Amortization	27,420	24,483	12.0%	53,587	49,645	7.9%

EBIT	39,211	40,558	-3.3%	77,932	79,215	-1.6%
% of Total Revenues	19.4%	20.8%		19.6%	20.4%

Net Interest Expense	6,810	5,856	16.3%	12,471	10,861	14.8%
Other Financial Expenses	9,943	-8,904	211.7%	12,717	2,052	n.m.
Foreign Exchange Loss	-3,082	23,844	-112.9%	-3,173	6,484	-148.9%
Comprehensive Financing Cost (Income)	13,670	20,796	-34.3%	22,015	19,397	13.5%

Income & Deferred Taxes	6,825	6,489	5.2%	23,192	19,330	20.0%
Net Income before Minority Interest and Equity	18,715	13,273	41.0%	32,724	40,488	-19.2%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates*	210	971	-78.4%	182	663	-72.6%
Minority Interest	-92	-52	-78.1%	-186	-87	-113.9%
Net Income	18,833	14,193	32.7%	32,720	41,064	-20.3%
n.m. Not meaningful
*Includes results of KPN

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Jun '14	Dec '13	Var.%		Jun '14	Dec '13	Var.%

Current Assets				Current Liabilities
Cash & Securities	94,127	48,164	95.4%	Short Term Debt**	51,466	25,841	99.2%
Accounts Receivable	130,285	138,342	-5.8%	Accounts Payable	213,345	196,463	8.6%
Other Current Assets	19,208	13,474	42.6%	Other Current Liabilities	52,294	51,651	1.2%
Inventories	30,742	36,719	-16.3%		317,105	273,955	15.8%
	274,362	236,698	15.9%

Non Current Assets
Plant & Equipment	500,827	501,107	-0.1%
Investments in Affiliates	81,250	88,887	-8.6%	Non Current Liabilities

				Long Term Debt	454,984	464,478	-2.0%
Deferred Assets				Other Non Current Liabilities	80,505	76,858	4.7%
Goodwill (Net)	95,429	92,486	3.2%		535,489	541,336	-1.1%
Intangible Assets	38,039	38,220	-0.5%
Deferred Assets	76,847	68,194	12.7%	Shareholder's Equity	214,162	210,301	1.8%

Total Assets	1,066,755	1,025,592	4.0%	Total Liabilities and Equity	1,066,755	1,025,592	4.0%
** Includes current portion of Long Term Debt

We obtained 5.7 billion pesos in net proceeds from the sale of part of our stake in KPN and the purchase of ownership interests in TKA and Start Wireless among others. This, together with our cash flow, allowed us to fund capital expenditures in the amount of 45.6 billion pesos, buy back 15.9 billion pesos worth of our own stock and reduce our net debt by 30.9 billion pesos (in flow terms) since last December to 412.3 billion pesos. Our net debt to EBITDA ratio at the end of June (last twelve months) was 1.53 times.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Dec-13	Jun-14
Peso denominated debt	5,914	7,213
Bonds and other securities	5,914	7,190
Banks and others	0	24
U.S. Dollar - denominated debt	16,381	15,623
Bonds and other securities	15,848	15,053
Banks and others	534	570
Debt denominated in other currencies	15,201	16,025
Bonds and other securities	14,942	15,721
Banks and others	259	304
Total Debt	37,496	38,861
*This chart does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

We finished June with 93.5 million accesses in Mexico. On the fixed-line platform, Telmex provided broadband access to 9.1 million households, 3.7% more than a year before. On the wireless segment we had 71.3 million subscribers. Wireless networks have become instrumental to bridge the digital gap and to boost productivity, knowledge, health, business and education. Clients can benefit from more sophisticated communication solutions and can access information anywhere through their handheld devices.

Second quarter revenues of 69.7 billion pesos were up 0.2% from the prior year with service revenues increasing 0.9% as data-revenue growth on both the mobile and fixed platform slightly outweighed the decline of voice revenues on both platforms.  Mobile-voice revenues were down, -8.7% year-on-year, on account of the new regulatory measures implemented in the second quarter, with Telcel canceling from April 6th national roaming charges and reducing the termination rate charged to its competitors by 34%.

Although still declining, fixed-voice revenues continued to recover, with the rate of decline diminishing from -8.5% in the second quarter of 2013 to -3.4% in the last quarter. Data revenues continued to accelerate on both platforms, reaching a rate of growth of 15.3% in the mobile one and of 7.4% in the fixed one.

At 30.4 billion pesos our EBITDA was 1.8% lower than in the year earlier quarter. The reduction in EBITDA is for the most part due to the enactment of the new regulatory measures.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	69,714	69,569	0.2%	137,542	135,841	1.3%
Wireless Revenues	45,301	45,587	-0.6%	89,221	87,926	1.5%
Service Revenues	36,709	36,573	0.4%	73,473	71,888	2.2%
Equipment Revenues	8,432	8,877	-5.0%	15,711	15,817	-0.7%

Fixed Line and Other Revenues	26,382	26,054	1.3%	52,511	51,957	1.1%

EBITDA	30,403	30,955	-1.8%	60,494	61,284	-1.3%
% total revenues	43.6%	44.5%		44.0%	45.1%

EBIT	24,170	24,666	-2.0%	47,995	48,755	-1.6%
%	34.7%	35.5%		34.9%	35.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	71,282	71,965	-0.9%
Postpaid	9,667	9,009	7.3%
Prepaid	61,615	62,956	-2.1%
MOU	270	277	-2.6%
ARPU (MxP)	169	170	-1.1%
Churn (%)	4.8%	3.6%	1.2
Revenue Generating Units (RGUs)*	22,257	22,426	-0.8%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

Our combined operations in Argentina, Uruguay and Paraguay ended June with 21.9 million wireless subscribers, 1.7% more than a year before. On the fixed line front we had 583 thousand RGUs, 20.0% above the prior year.

Second quarter revenues of 5.9 billion Argentinean pesos were 41.3% higher than in 2013. Equipment revenues for the period climbed 128.4% and wireless service revenues 23.2%. Mobile data revenues increased 38.7% over the year and now represent 45.7% of service revenues. On the fixed-line front, revenues for the quarter of 412 million Argentinean pesos were 54.2% higher than those obtained a year ago, driven by the growth of our PayTV business in Paraguay.

EBITDA was up 38.8% year-on-year to 1.9 billion Argentinean pesos. The EBITDA margin came in at 32.6% of revenues, slightly below that of the prior year.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	5,927	4,196	41.3%	10,970	8,155	34.5%
Wireless Revenues	5,548	3,957	40.2%	10,271	7,686	33.6%
Service Revenues	4,058	3,295	23.2%	7,850	6,509	20.6%
Equipment Revenues	1,485	650	128.4%	2,416	1,163	107.7%

Fixed Line and Other Revenues	412	267	54.2%	773	521	48.6%

EBITDA	1,935	1,394	38.8%	3,535	2,724	29.8%
% total revenues	32.6%	33.2%		32.2%	33.4%

EBIT	1,611	1,114	44.6%	2,901	2,187	32.7%
%	27.2%	26.5%		26.4%	26.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	21,903	21,529	1.7%
Postpaid	2,885	2,952	-2.3%
Prepaid	19,018	18,576	2.4%
MOU	136	140	-3.1%
ARPU (ARP)	62	51	21.2%
Churn (%)	2.2%	2.0%	0.2
Revenue Generating Units (RGUs)	583	486	20.0%
* Fixed Line, Broadband and Pay TV.

Brazil

We had 103.3 million accesses in Brazil at the end of June including 34.5 million fixed RGUs, 12.2% more than a year before, after adding 500 thousand PayTV units, 217 thousand broadband accesses and 189 thousand landlines in the quarter. Our wireless subscriber base totaled 68.8 million having risen 3.5% year-on-year. We gained 207 thousand postpaid clients in the second quarter, which contributed to an 8.1% year-on-year increase in our contract base.

Second quarter revenues were up 8.5% to 8.8 billion reais driven by mobile data, PayTV and broadband revenues that increased 23.8%, 18.6% and 14.4% respectively. Wire-line voice revenues exhibited a 1.2% increase after two years of posting revenue declines. Wireless voice revenues declined sharply primarily as a result of the 25% cut in mobile termination rates that became effective in February and, to a lesser extent, to the fact that we had fewer business days in June due to the World Cup.

At 2.3 billion reais, EBITDA soared 18.9% over the prior year. The EBITDA margin climbed 2.2 percentage points from the year-earlier quarter to 25.5% of revenues. We have experienced steady improvements in EBITDA coming from reductions in maintenance costs and leased lines as we have come to finish many of the investment projects we embarked on in the last three years and that had an impact on operating expenses.

We have the broadest 4G-LTE coverage in Brazil. In April we opened up our networks to prepaid clients that may now benefit from better and faster value-added services.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	8,840	8,145	8.5%	17,403	16,034	8.5%
Wireless Revenues	3,407	3,210	6.1%	6,736	6,358	5.9%
Service Revenues	3,000	2,939	2.1%	6,048	5,875	2.9%
Equipment Revenues	398	267	49.3%	678	478	41.9%

Fixed Line and Other Revenues	5,807	5,219	11.3%	11,447	10,299	11.1%

EBITDA	2,258	1,899	18.9%	4,497	3,838	17.2%
% total revenues	25.5%	23.3%		25.8%	23.9%

EBIT	460	417	10.3%	961	862	11.4%
%	5.2%	5.1%		5.5%	5.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	68,776	66,472	3.5%
Postpaid	14,812	13,707	8.1%
Prepaid	53,964	52,765	2.3%
MOU	117	119	-1.8%
ARPU (BrL)	15	15	-1.4%
Churn (%)	3.4%	3.5%	(0.1)
Revenue Generating Units (RGUs)*	34,503	30,757	12.2%
* Fixed Line, Broadband and Television.

Colombia

At 29.1 million at the end of June, our wireless subscriber base was up 4.7% from the prior year with our postpaid base expanding at a somewhat faster rate, 5.7%. Fixed RGUs increased 12.3% in the period to 5.1 million RGUs, as broadband and voice-accesses climbed 19%.

Revenues of 2.8 trillion Colombian pesos were 4.8% higher than in the year-earlier quarter, with equipment revenues up 41.0% and service revenues declining 2.7%. The contraction of wireless service revenues is linked to the introduction of more competitive plans and to the implementation of certain regulatory measures. On the fixed platform, revenues of 582 billion Colombian pesos were up 13.4% relative to the year before with fixed-data revenues rising 15.4%, which reflects a 17.5% increase of revenues obtained from corporate data solutions.

EBITDA for the quarter, 1.2 trillion Colombian pesos, was down 12.2% from the prior year. The annual comparison is affected by the fact that in the second quarter of 2013 we had booked extraordinary revenues associated with a tax adjustment. Correcting for it the EBITDA decline would have been 6.9%.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	2,806	2,677	4.8%	5,578	5,245	6.4%
Wireless Revenues	2,225	2,153	3.3%	4,432	4,214	5.2%
Service Revenues	1,780	1,829	-2.7%	3,597	3,631	-0.9%
Equipment Revenues	438	310	41.0%	819	564	45.2%

Fixed Line and Other Revenues	582	513	13.4%	1,143	1,010	13.2%

EBITDA	1,152	1,311	-12.2%	2,264	2,399	-5.6%
% total revenues	41.0%	49.0%		40.6%	45.7%

EBIT	807	982	-17.8%	1,558	1,740	-10.4%
%	28.8%	36.7%		27.9%	33.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers** (thousands)	29,109	27,805	4.7%
Postpaid	5,833	5,519	5.7%
Prepaid	23,276	22,286	4.4%
MOU	214	218	-1.8%
ARPU (CoP)	20,359	22,010	-7.5%
Churn (%)	4.0%	3.6%	0.5
Revenue Generating Units (RGUs)*	5,050	4,497	12.3%
* Fixed Line, Broadband and Television.
** Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

Chile

We finished June with 5.8 million wireless clients, with our postpaid subscriber base increasing almost 10% annually. On the fixed-line platform we had 1.2 million fixed RGUs, 5.8% more than a year ago.

Revenues declined 9.3% from the year-earlier quarter to 176.2 billion Chilean pesos dragged by a contraction of 24.3% in wireless voice revenues. The reduction is linked to a 75% cut in mobile termination rates. Data revenues were up 23.6% over the year and now represent 34.6% of service revenues. Fixed-line revenues—which account for one third of the total— were up 7.9% driven by broadband and PayTV revenue-growth of 15.5% and 12.8%, respectively.

EBITDA shot up 57.0% to 13.6 billion Chilean pesos reflecting among other things a greater reduction in termination costs.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	176,238	194,377	-9.3%	358,472	379,235	-5.5%
Wireless Revenues	117,712	140,848	-16.4%	242,723	275,847	-12.0%
Service Revenues	99,653	113,981	-12.6%	204,537	224,764	-9.0%
Equipment Revenues	18,122	26,874	-32.6%	38,424	51,049	-24.7%

Fixed Line and Other Revenues	60,457	56,008	7.9%	119,836	108,415	10.5%

EBITDA	13,632	8,685	57.0%	24,789	15,459	60.4%
% total revenues	7.7%	4.5%		6.9%	4.1%

EBIT	-32,408	-36,026	10.0%	-69,067	-72,170	4.3%
%	-18.4%	-18.5%		-19.3%	-19.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	5,781	6,275	-7.9%
Postpaid	1,358	1,236	9.9%
Prepaid	4,423	5,039	-12.2%
MOU	176	215	-18.2%
ARPU (ChP)	6,180	5,967	3.6%
Churn (%)	5.3%	4.3%	1.0
Revenue Generating Units (RGUs)*	1,222	1,155	5.8%
* Fixed Line, Broadband and Television.

Ecuador

We added 80 thousand wireless subscribers in the second quarter—including 47 thousand postpaid clients—to finish June with 12.2 million wireless subscribers, 4.5% more than a year before. Our postpaid subscriber base was up 9.4% year-on-year. Fixed RGUs, 333 thousand, exceeded by 20.3% those of the same period of the precedent year.

Our revenues, 434 million dollars in the quarter, were 0.4% higher than a year before. Wireless service revenues increased by 3.2% annually as data revenues—which already represent 40% of service revenues—expanded by 13.0%. Fixed-line revenues grew 10.3% annually to 16 million dollars.

EBITDA for the quarter was 193 million dollars, equivalent to 44.4% of revenues.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	434	432	0.4%	859	844	1.8%
Wireless Revenues	421	420	0.2%	833	820	1.6%
Service Revenues	366	355	3.2%	731	698	4.8%
Equipment Revenues	55	65	-16.1%	102	122	-16.6%

Fixed Line and Other Revenues	16	14	10.3%	31	28	12.5%

EBITDA	193	194	-0.7%	391	388	0.6%
% total revenues	44.4%	44.9%		45.5%	46.0%

EBIT	145	149	-2.7%	293	298	-1.7%
%	33.3%	34.4%		34.1%	35.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	12,226	11,700	4.5%
Postpaid	2,404	2,197	9.4%
Prepaid	9,822	9,503	3.4%
MOU	149	157	-4.9%
ARPU (US$)	10	10	-0.3%
Churn (%)	2.6%	3.6%	(1.1)
Revenue Generating Units (RGUs)*	333	277	20.3%
* Fixed Line, Broadband and Television

Peru

After net additions of 55 thousand subscribers in the second quarter we ended June with 12.1 million wireless clients in Peru. Our wireless subscriber base was up 7.8% annually while that of the postpaid segment presented an increase of 18.9%. On the fixed-line platform RGUs expanded 23.2% year-on-year to 1.1 million, with broadband accesses soaring by 45.0%.

Second quarter revenues came in at 1.3 billion soles and were 9.5% higher than in the same period of 2013. Wireless service revenues increased 7.2% on the back of data revenue growth of 21.4%. Data—which now represents 31.8% of service revenues—was key for bringing about an increase of 8.3% in ARPU, even in spite of a 10.5% reduction in the average price per minute of voice. Fixed-line revenues, albeit small, increased 21.1% over the year to 173 million soles.

Our EBITDA, 492 million soles in the quarter, was 10.3% higher than in 2013. The EBITDA margin came in at 38.1% of revenues, slightly above last year’s.

In May we launched 4G-LTE services in the city of Lima in the 1900MHz band. We will continue with our efforts to find the means to launch our new services in the rest of the country since we are working with limited spectrum resources.

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	1,290	1,178	9.5%	2,555	2,319	10.2%
Wireless Revenues	1,117	1,035	7.9%	2,216	2,038	8.7%
Service Revenues	948	884	7.2%	1,892	1,760	7.5%
Equipment Revenues	163	146	11.4%	312	268	16.4%

Fixed Line and Other Revenues	173	143	21.1%	340	281	20.9%

EBITDA	492	446	10.3%	973	927	5.0%
% total revenues	38.1%	37.9%		38.1%	40.0%

EBIT	342	313	9.4%	675	652	3.5%
%	26.5%	26.6%		26.4%	28.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	12,086	11,212	7.8%
Postpaid	3,669	3,085	18.9%
Prepaid	8,417	8,127	3.6%
MOU	135	118	14.8%
ARPU (Sol)	26	24	8.3%
Churn (%)	4.5%	9.2%	(4.7)
Revenue Generating Units (RGUs)*	1148	931	23.2%
* Fixed Line, Broadband and Television

Central America and the Caribbean

We finished June with 20.2 million wireless clients and 6.7 million RGUs, 6.9% more than in 2013.

Revenues of 983 million dollars were up 1.6% year-on-year. At constant exchange rates service revenues were up 3.6% from the year-earlier quarter. PayTV led the way with 21.7% revenue growth followed by mobile data at 11.7% and fixed-data revenues at 5.7%. Mobile voice revenues posted a 1.1% increase.

At 334 million dollars second quarter EBITDA was 6.9% over the year in dollar terms and 7.6% at constant exchange rates. The EBITDA margin stood at 34.0% of revenues, 1.7 percentage points above the precedent year.

In July 8th we launched our 4G-LTE services in the Dominican Republic, covering 35 cities and towns or 60% of the population.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	983	968	1.6%	1,954	1,922	1.6%
Wireless Revenues	587	574	2.3%	1,168	1,130	3.4%
Service Revenues	543	531	2.2%	1,082	1,049	3.1%
Equipment Revenues	44	43	2.9%	87	81	7.6%

Fixed Line and Other Revenues	398	406	-2.0%	789	803	-1.7%

EBITDA	334	312	6.9%	652	640	2.0%
% total revenues	34.0%	32.3%		33.4%	33.3%

EBIT	85	53	61.2%	150	122	22.9%
%	8.7%	5.5%		7.7%	6.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	20,185	22,046	-8.4%
Postpaid	3,276	3,038	7.8%
Prepaid	16,909	19,008	-11.0%
MOU	188	193	-2.6%
ARPU (US$)	8	8	-1.6%
Churn (%)	9.6%	3.8%	5.8
Revenue Generating Units (RGUs)*	6,749	6,315	6.9%
* Fixed Line, Broadband and Television.

United States

With 25.5 million wireless clients at the end of June, our subscriber base was up 10.8% on a year-on-year basis, partly on account of acquisitions made throughout the period.

Revenues in the second quarter of 1.7 billion dollars expanded 14.8% year-on-year with service revenues climbing 18.1%. ARPU was 7.2% higher than the same period of 2013 boosted by data revenue growth of 23.5%. The StraightTalk all-you-can-eat plans sold through WalMart continue to be the main driver of revenue growth.

EBITDA of 208 million dollars was 33.7% higher than in the second quarter of last year; it was equivalent to 12.2% of revenues, a 1.8 percentage-points margin improvement in twelve months.

Income Statement (IFRS)
United States
Millions of Dollars
	2Q14	2Q13	Var.%	Jan -	Jan -	Var.%
				Jun 14	Jun 13
Total Revenues	1,711	1,491	14.8%	3,370	3,005	12.1%
Service Revenues	1,576	1334	18.1%	3,041	2,618	16.2%
Equipment Revenues	135	157	-13.7%	329	387	-15.1%

EBITDA	208	156	33.7%	426	224	90.5%
% total revenues	12.2%	10.4%		12.6%	7.4%

EBIT	199	146	36.2%	409	205	99.2%
%	11.6%	9.8%		12.1%	6.8%

United States Operating Data (IFRS)

	2Q14	2Q13	Var.%
Wireless Subscribers (thousands)	25,519	23,038	10.8%
MOU	547	532	2.8%
ARPU (US$)	21	19	7.2%
Churn (%)	3.8%	4.1%	(0.2)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	2Q14	2Q13	Var.%	Jan - Jun 14	Jan - Jun 13	Var.%

Mexico
EoP	13.03	13.19	-1.2%	13.03	13.19	-1.2%
Average	13.01	12.46	4.4%	13.12	12.56	4.5%

Brazil
EoP	2.20	2.22	-0.6%	2.20	2.22	-0.6%
Average	2.23	2.07	7.7%	2.30	2.03	12.9%

Argentina
EoP	8.13	5.39	50.9%	8.13	5.39	50.9%
Average	8.05	5.24	53.7%	7.84	5.13	52.8%

Chile
EoP	553	504	9.7%	553	504	9.7%
Average	554	485	14.3%	553	479	15.5%

Colombia
EoP	1,881	1,923	-2.2%	1,881	1,923	-2.2%
Average	1,914	1,862	2.8%	1,960	1,827	7.3%

Guatemala
EoP	7.78	7.83	-0.7%	7.78	7.83	-0.7%
Average	7.76	7.80	-0.5%	7.77	7.82	-0.6%

Honduras
EoP	21.12	20.56	2.7%	21.12	20.56	2.7%
Average	20.98	20.44	2.7%	20.90	20.33	2.8%

Nicaragua
EoP	25.95	24.71	5.0%	25.95	24.71	5.0%
Average	25.79	24.57	5.0%	25.64	24.42	5.0%

Costa Rica
EoP	549	505	8.7%	549	505	8.7%
Average	558	505	10.5%	545	505	7.9%

Peru
EoP	2.80	2.78	0.5%	2.80	2.78	0.5%
Average	2.79	2.66	4.8%	2.80	2.62	6.9%

Paraguay
EoP	4,388	4,477	-2.0%	4,388	4,477	-2.0%
Average	4,418	4,216	4.8%	4,472	4,145	7.9%

Uruguay
EoP	22.93	20.57	11.5%	22.93	20.57	11.5%
Average	22.94	19.62	16.9%	22.57	19.38	16.4%

Dominican Republic
EoP	43.54	41.96	3.8%	43.54	41.96	3.8%
Average	43.35	41.34	4.9%	43.26	41.14	5.2%

Exchange Rates Local Currency units per Mexican peso

	2Q14	2Q13	Var.%	Jan - Jun 14	Jan - Jun 13	Var.%

USA
EoP	0.08	0.08	1.2%	0.08	0.08	1.2%
Average	0.08	0.08	-4.2%	0.08	0.08	-4.3%

Brazil
EoP	0.17	0.17	0.6%	0.17	0.17	0.6%
Average	0.17	0.17	3.1%	0.18	0.16	8.1%

Argentina
EoP	0.62	0.41	52.8%	0.62	0.41	52.8%
Average	0.62	0.42	47.2%	0.60	0.41	46.2%

Chile
EoP	42.4	38.2	11.0%	42.4	38.2	11.0%
Average	42.6	38.9	9.5%	42.1	38.1	10.5%

Colombia
EoP	144.3	145.8	-1.0%	144.3	145.8	-1.0%
Average	147.1	149.5	-1.6%	149.3	145.4	2.7%

Guatemala
EoP	0.60	0.59	0.5%	0.60	0.59	0.5%
Average	0.60	0.63	-4.7%	0.59	0.62	-4.9%

Honduras
EoP	1.62	1.56	4.0%	1.62	1.56	4.0%
Average	1.61	1.64	-1.7%	1.59	1.62	-1.6%

Nicaragua
EoP	1.99	1.87	6.3%	1.99	1.87	6.3%
Average	1.98	1.97	0.6%	1.95	1.94	0.5%

Costa Rica
EoP	42.10	38.28	10.0%	42.10	38.28	10.0%
Average	42.87	40.50	5.8%	41.57	40.24	3.3%

Peru
EoP	0.21	0.21	1.7%	0.21	0.21	1.7%
Average	0.21	0.21	0.4%	0.21	0.21	2.3%

Paraguay
EoP	336.7	339.5	-0.8%	336.7	339.5	-0.8%
Average	339.7	338.4	0.4%	340.8	330.1	3.3%

Uruguay
EoP	1.76	1.56	12.8%	1.76	1.56	12.8%
Average	1.76	1.58	12.0%	1.72	1.54	11.4%

Dominican
EoP	3.34	3.18	5.0%	3.34	3.18	5.0%
Average	3.33	3.32	0.4%	3.30	3.28	0.7%

For further information please visit our website at:

 http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer